Exhibit 99: Equity Share Reversal Agreement

Re: Equity Share Reversal Agreement Between L&L International Holdings, Inc. & Liuzhou Liuerkong Machinery Co., Ltd.

Foreign Party: L&L International Holdings, Inc. (“L&L”)

Chinese Party: Wu Yang, Legal Representative, Chinese citizen (ID Number: 450203194905020017) and Liuzhou Liuerkong Machinery Co., Ltd.( “LEK”)

L&L and LEK started business joint venture in December of 2004. Through amendments, L&L holds 80.4% of LEK equity interest, while Wu Yang, on behalf of LEK, owns 1,708,283 common shares of L&L. Due to Chinese Party’s internal problems, via friendly discussions both parties reached this reversal agreement on January 23, 2009 – agree to reverse the existing equity ownerships so that both parties are no longer own each other’s equity shares, reaching details as follows:

1. Summary of Equity Share Reversal:

According to the agreement, L&L is to return its owned 35,007,000 common shares of LEK to LEK; and LEK is to return its owned 1,708,283 common shares of L&L to L&L. After this equity share reversal, both parties are no longer own each other’s equity. However, as LEK still owes RMB 2,000,000 to L&L, L&L temporarily holds 9% of LEK equity shares. When LEK pays back RMB 2,000,000 to L&L, both parties shall not own each other’s shares.

2. Reasons for the equity shares reversal:

L&L had many expectations cooperating with LEK, to facilitate joint venture L&L injected substantial capital, human resources, and materials including renovation of manufacturing factories, introduction of advanced American technology and made a loan of RMB 2,000,000 to LEK as working capital.

However, due to China side’s historical management problems, China shareholders fights internally for China side’s shares ownership, resulting the Liuzhou government hold off approval of the joint venture entered by L&L and LEK.

Meanwhile L&L needs to focus on its coal operations, does not have time to take care LEK’s historical Chinese shareholders’ problems. After seeking guidance of the Liuzhou government, government suggests L&L to suspend its foreign joint venture with LEK. After government help resolved the Chinese side’s internal problems, then L&L can again decide what form of cooperation is to engage with LEK.

3. Other Clauses:

1) The effective date of this agreement is the date that both Parties signed the agreement.

2) This agreement has two copies, each party owns a copy.

3) Any amendments regarding to this agreement is to be made in writing, and is to be signed by both parties.

4) This agreement becomes effective when singed and stamped by both parties.

Signed by:

/s/ __________________________________ L&L International Holdings, Inc.

/s/ _________________________________ Liuzhou Liuerkong Machinery Co., Ltd

Re: Explanation Regarding the “Equity Share Reversal Agreement Between L&L International Holdings, Inc.

&

Liuzhou Liuerkong Machinery Co., Ltd.” Signed on January 23, 2009

     Our company Liuerkong and L&L International Holdings, Inc. (“L&L”) entered the agreement “Equity Share Reversal Agreement Between L&L International Holdings, Inc. & Liuzhou Liuerkong Machinery Co., Ltd.” on January 23, 2009. In this agreement, it did not mention a profit distribution of the cooperation period between December 2004 and January 2009. Our company believes according to law that L&L entitles all its earned profits, thus promises to distribute all L&L earned earnings back to L&L. The exact distributing amount will be based on L&L provided figures.

/s/ _________________________________ Legal Person or authorized person Liuzhou Liuerkong Machinery Co., Ltd March 18, 2009